THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF 7 DAYS GROUP HOLDINGS LIMITED

FOR THE 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 17, 2012

The undersigned shareholder of 7 Days Group Holdings Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated August 17, 2012, and hereby appoints Mr. Boquan He with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on September 17, 2012 at 10:00 a.m., local time, at 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong, and at any adjournment or postponements thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below; and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

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This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” the following proposals:

Proposal 1: Re-election of Boquan He, Nanyan Zheng, Meng Ann Lim, Jeffrey Perlman, Wee Seng Tan, Bin Dai and Tao Thomas Wu as directors of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 2: Ratification of re-appointment of KPMG as the Company’s independent auditor for the financial year ending December 31, 2012.

For	Against	Abstain
☐	☐	☐

Dated: ________, 2012

Shareholder Name:	Co-Owner Name:

________________________	________________________

________________________	________________________
Signature	Co-Owner Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on August 10, 2012. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

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